Filed by Essendant Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Filer: Essendant Inc.
Subject Company: Essendant Inc.
SEC File No.: 000-10653

April 12, 2018

Dear Associates,

This morning, we announced that we have agreed to combine with Genuine Parts Company’s S.P. Richards business to create a stronger, more competitive national business products distributor. This is an exciting step for Essendant, and I want to share my perspective on the opportunity and what it means for all of us.

As you know, we have been hard at work evolving our business to support our customers and address the rapidly changing landscape facing our industry, including improving our performance in three key strategic areas: driving efficiency across the supply chain to reduce our cost base, increasing sales in high-growth channels, and strengthening our supplier relationships to leverage our distribution network and capabilities. Our continued efforts on these fronts will remain essential going forward, and I am excited about the opportunities that combining with S.P. Richards will create to accelerate and enhance our progress.

S.P. Richards is no doubt a familiar name to many of you. Headquartered in Atlanta, Georgia, it is a leading distributor of a wide spectrum of business products to resellers in the U.S. and Canada. S.P. Richards also provides customers with value-added sales, marketing and technology programs, including advanced logistics and data analytics platforms.

By combining, we will harness Essendant and S.P. Richards’ complementary strengths to better position ourselves in the highly competitive, dynamic marketplace and capitalize on opportunities to create value for the company and for our customers. Together, we will have greater scale and service capabilities, more resources to support and partner with the independent dealer channel and other resellers, an optimized product assortment across a broad set of categories, enhanced marketing and analytics capabilities, and a consolidated and more efficient distribution network. We are confident that this transaction will deliver enhanced value for our customers, consumers, and partners as well as create new opportunities for associates who will become part of a stronger organization.

Essendant and S.P. Richards are natural cultural fits, with a shared customer-first approach and long histories of excellence. As we bring our two businesses together, we will retain the Essendant name and maintain headquarters in Deerfield and Atlanta. In addition, I will remain CEO and Janet Zelenka will remain CFO. We will be joined by Rick Toppin, S.P. Richards’ President and CEO, who will become COO following the close of the transaction. We will also be appointing an integration team including leaders from both Essendant and S.P. Richards to bring together the best of each business.

As we move forward, it is important to note that today’s news is just the first step on the path to bringing our businesses together, which will include integration planning and approval processes, including shareholder approvals, and we expect the transaction to close in by the end of the year. Until we close the transaction, Essendant and S.P. Richards will continue to operate as separate businesses.

It is important to understand that it is imperative that we not share information or coordinate customer outreach or market activity with S.P. Richards employees until the transaction closes.

I know you may be eager to understand more about the next steps, and I can assure you we will remain transparent in providing relevant updates as we progress through the process. As we do, it is critical that each and every one of us remain focused on providing excellent service to our customers and suppliers. We encourage you to reach out to your team leader with any questions you may have along the way.

ESSENDANT One Parkway North Boulevard, Suite 100, Deerfield, IL 60015 O 847 627 7000

As always, thank you all for your hard work and dedication as we begin this new chapter in our history. This is an exciting time to be part of Essendant, and I hope you all join me in looking forward to all that is to come.

Sincerely,

Ric Phillips

Essendant CEO

***

Cautionary Statement

This press release contains forward-looking statements, including statements regarding the proposed business combination transaction between Essendant Inc. (“Essendant”) and Genuine Parts Company (“GPC”) in which GPC will separate its Business Products Group and combine this business with Essendant. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements often contain words such as “expects,” “anticipates,” “estimates,” “intends,” “plans,” “believes,” “seeks,” “will,” “is likely to,” “scheduled,” “positioned to,” “continue,” “forecast,” “predicting,” “projection,” “potential” or similar expressions. Forward-looking statements may include references to goals, plans, strategies, objectives, projected costs or savings, anticipated future performance, results, events or transactions of Essendant or the combined company following the proposed transaction, the anticipated benefits of the proposed transaction, including estimated synergies, the expected timing of completion of the transaction and other statements that are not strictly historical in nature. These forward-looking statements are based on management’s current expectations, forecasts and assumptions. This means they involve a number of risks and uncertainties that could cause actual results to differ materially from those expressed or implied here, including but not limited to: the ability of Essendant and GPC to receive the required regulatory approvals for the proposed transaction and approval of Essendant’s stockholders and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of Essendant and GPC to terminate the merger agreement; negative effects of the announcement or the consummation of the transaction on the market price of Essendant’s common stock and/or on its business, financial condition, results of operations and financial performance; risks relating to the value of the Essendant shares to be issued in the transaction, significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the proposed transaction; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of the businesses will be greater than expected; and the ability of the combined company to retain and hire key personnel. There can be no assurance that the proposed transaction or any other transaction described above will in fact be consummated in the manner described or at all. Stockholders, potential investors and other readers are urged to consider these risks and uncertainties in evaluating forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, please see Essendant’s and GPC’s reports on Forms 10-K, 10-Q and 8-K filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) and other written statements made by Essendant and/or GPC from time to time. The forward-looking information herein is given as of this date only, and neither Essendant nor GPC undertakes any obligation to revise or update it.

ESSENDANT One Parkway North Boulevard, Suite 100, Deerfield, IL 60015 O 847 627 7000

Additional Information

In connection with the proposed transaction, Essendant will file with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus of Essendant and Rhino SpinCo, Inc. , a wholly-owned subsidiary of GPC created for the proposed transaction (“SpinCo”), will file with the SEC a registration statement on Form 10. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the registration statements and the proxy statement/prospectus free of charge from the SEC’s website or from Essendant or GPC. The documents filed by Essendant with the SEC may be obtained free of charge at Essendant’s website at www.essendant.com, at the SEC’s website at www.sec.gov or by contacting Essendant’s Investor Relations Department at (847) 627-2900. The documents filed by SpinCo with the SEC may be obtained free of charge at GPC’s website at www.genpt.com, at the SEC’s website at www.sec.gov or by contacting GPC’s Investor Relations Department at (678) 934-5000.

Participants in the Solicitation

Essendant, GPC and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Essendant’s directors and executive officers is available in Essendant’s proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on April 12, 2017, its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 21, 2018, and its Current Reports on Form 8-K, which were filed with the SEC on May 2, 2017, June 13, 2017, July 17, 2017, October 25, 2017, December 28, 2017 and March 8, 2018. Information about GPC’s directors and executive officers is available in GPC’s proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on February 27, 2018. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, the proxy statement/prospectus and other relevant documents to be filed with the SEC regarding the proposed transaction.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

ESSENDANT One Parkway North Boulevard, Suite 100, Deerfield, IL 60015 O 847 627 7000